August 3, 2011

Via Edgar

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Attention:  Terrence O’Brien, Accounting Branch Chief

Re:          Vista International Technologies, Inc.
December 31, 2010 Form 10-K/A filed June 24, 2011
March 31, 2011 Form 10-Q/A filed June 28, 2011
File No. 0-27783

Dear Mr. O’Brien:

Please find below responses to comments raised by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in their letter dated July 25, 2011 regarding the Staff’s review of the Form 10-K/A for the year ended December 31, 2010 and the Form 10-Q/A for the quarter ended March 31, 2011 filed by Vista International Technologies, Inc. (the “Company”, “Vista”, “we”, “us” or “our”).  Our responses follow your original, numbered comments.

Business Development Activities, page 7

1. Comment.

We note your response to comment 14 in our letter dated June 2, 2011. Please revise your disclosure, as appropriate, to clarify whether your technology has already been proven to provide the benefits that you describe under this heading.

Response.

Vista proposes to revise the following excerpted disclosure under the following headings in Item 1 Business in response to Comment 1 in the Staff’s letter to clarify the extent that the Company’s current technology is proven. The highlighted language indicates the specific proposed revised disclosure.

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

Description of Thermal Gasifier Technology

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Most of the feedstock mentioned above requires some preparation for use as fuel, such as shredding, blending, densifying and pelletizing, to ensure proper gasification.  Resultant pellets will have a BTU value of between 5,000 and 15,000 BTUs. The Thermal Gasifier is designed to produce a consistent energy stream output as required by the end user’s needs.   In order to maintain consistent energy output, the amount of fuel input is adjusted.  The higher the BTU value of the fuel, the less fuel input is required for the requisite energy output.  Feedstock pellets with a BTU value of less than approximately 5,000 BTUs will not meet our minimum quality requirements to be usable as fuel for the Thermal Gasifier.  Different types of fuel feedstock will provide different levels of BTUs. For example TDF has a 15,000 BTU value, RDF has an 8,000 BTU value and MSW can vary with an average BTU value between 5,000 to 8,000 BTUs per pellet.

Following preparation, the fuel pellets or chips are fed into the Thermal Gasifier™ using a system of weight belts and air locks to ensure an accurately metered supply of fuel is introduced while limiting the introduction of atmospheric air. The fuel is distributed on a moving belt which passes through a high temperature, oxygen starved environment. It is during this stage the solids break down into a Syngas, which is then drawn off to a separate chamber to be combusted at temperatures between 1500° to 2000° Fahrenheit.  The type and quality of the waste stream feedstock will affect the BTU value of the fuel and therefore the processing efficiency, as well as the amount of fuel input needed to generate the targeted energy output.

******

Marketable Products

Marketability of each usable product depends upon local demand for the front end waste processing and the back end energy commodity output, the type and quality (pellet BTU value) of the available waste stream feedstock, and our ability to further process and distribute the products at competitive prices. We expect that these market demands will drive the configuration of the Thermal Gasifier™ in such a way as to maximize project profitability and will vary from location to location. As of the date of this report, no such projects are operational.

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Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

Business Development Activities

Waste to Energy

We seek to establish our presence in the renewable energy marketplace through strategic joint-venture partnerships with key business partners. Through participation in commercially viable WTE projects located on optimal sites, we expect to utilize the Syngas generated by the Thermal Gasifier™ to produce thermal and electrical energy. We have had initial discussions with key project partners located in the Northeastern United States. These groups have expressed strong interest in developing WTE facilities on their sites utilizing our Thermal Gasifier ™. We are currently in the process of obtaining letters of intent from these potential project partners.

There are several distinct trends pulling our solution into the marketplace:

●	Increasing emphasis on climate change and the reduction of greenhouse gas emissions.

●	Increasing interest in alternative waste disposal options, rather than land filling and incineration.

●	The need to contain ever increasing energy costs driven by the dependence on fossil fuels.

Based on our experience with the performance of our previous first and second generations of our Thermal Gasifiers, and the anticipated performance from the redesign improvements of our current Thermal Gasifer that we are currently implementing as discussed under the heading “Research & Development” below, management believes the Thermal Gasifier will be an ideal solution to the concerns listed above. We expect that use of our Thermal Gasifiers will:

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

● divert waste from landfills,
● mitigate increasing costs associated with waste disposal,
● help reduce dependence on fossil fuels, and
● reduce carbon and greenhouse gas emissions.

The Company believes that a small scale pilot facility in the US could aid significantly in promoting mainstream acceptance for the technology.

As the market develops, we anticipate that the typical project will be a standalone project that we build, own, and operate solely or under a joint venture. We expect to take advantage of our operating flexibility as different quantities of various waste streams are processed, based on fuel availability and fluctuation of quantities in regional markets. Unlike most other gasification and pyrolysis systems on the market, the Thermal Gasifier™ can process virtually any hydrocarbon-based waste stream, and can switch from one feedstock to another, or mix waste streams to attain a consistent BTU value of  the feedstock being used, thus providing consistent and predictable Thermal Gasifier™ performance and energy output. Additionally, the Thermal Gasifier’s feedstock processing flexibility will allow us to process the highest BTU value hydrocarbon-based waste available in an area, and give us the ability to switch or mix waste streams to increase our revenue per ton of waste. Vista will also be able to benefit from contractual flexibility in the sale of the energy commodity output, such as steam and/or electricity. Local market pricing will have an impact on individual project returns.

[End of proposed revised disclosure]

For convenience and context, an excerpt of the Research & Development section which is referenced above is included in its entirety in response to Comment 2.

Research & Development, page 8

2. Comment.

We note your response to comment 7 in our letter dated June 2, 2011. Please correct the cross-reference under this heading, which refers to “Thermal GasifierTM Operations” instead of “Thermal GasifierTM Technology and Operations.”

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

Response.

The disclosure will be revised to comply with the Staff’s comment. An excerpt of the entire Research & Development section is below. The highlighted language indicates the specific proposed revised disclosure.

Research & Development

During 2010, we incurred approximately $56,000 in research and development salaries and benefits dedicated to internal product development which are included as selling general and administrative expense in our consolidated statement of operations.  During 2010, we incurred approximately $31,500 for third party research and development services. We are engaged in continuous development and improvement of our Thermal Gasifier™ technology through advanced engineering design. We are utilizing our experience gained during development and operation of the Thermal Gasifier™ project in Italy in 2004 through 2006, which utilized a second generation Thermal Gasifier™, particularly in regard to low grade fuels, which is described in more detail under the heading “Thermal Gasifier™ Technology and Operations” above, to redesign the Thermal Gasifier™ in order to further improve energy recovery and overall efficiency. We plan to continue to invest in internal technology research and development with a goal of offering our customers the best and most efficient renewable energy opportunities to support our goal of “reducing the carbon footprint one step at a time”.  We will require additional funding for these efforts to sustain our research and development efforts.  We hope that our plans to re-commence our TDF production operations will provide funding for these efforts but we cannot assure it will.  Alternatively, we will need to seek additional capital or debt financing.  If we are unable to obtain the needed funds, we may be forced to curtail or suspend research and development activity.

Competition, page 8

3. Comment.

We note your response to comment 15 in our letter dated June 2, 2011, and reissue this comment. Please describe the methods of competition and disclose your competitive position in the industries in which you conduct business. See Item 101(h)(4)(iv) of Regulation S-K. We note your disclosure of the advantages that you have relative to your competitors.

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

           Response.

Vista proposes to revise the following excerpted disclosure under the heading “Competition” in Item 1 Business in response to Comment 2 in the Staff’s letter to describe the Company’s methods of competition and to disclose the Company’s competitive position. The shaded language highlights the specific proposed revised disclosure:

******

Based on the Company’s historical sales of our first and second generation Thermal Gasifiers™, we expect to compete in our target markets primarily based on the following criteria:

● Capacity (both fuel input and energy output)
● Operational efficiency and performance
● Types of feedstock processed
● Modular nature and scalability of our systems
● Environmental compliance
● Price
● Operating Costs

Management believes that the modular nature of our systems will give us advantages in the configuration of plants, as well as the ability to effectively process various waste stream feedstocks as long as it meets our minimum fuel quality threshold (approximately 5000 BTUs in value), and convert the feedstocks to different end products.  The multi-fuel capabilities of the Thermal Gasifier™ will give it an advantage over most other systems, which we describe below, as it allows us to process the most valuable fuel in any given market and switch fuels to take advantage of price swings.  Scalability will allow us to increase a user’s energy output and waste reduction by adding additional Thermal Gasifiers™ as components to an existing waste-to-energy system, without the need for the user to add additional equipment such as extra turbines, boilers, or waste pelletizers.  Additionally, the emissions of our system meet EU and EPA standards, and in our last emission test, did so without any effluent gas treatment other than particulate removal.  We believe that installation costs for the Thermal Gasifier™ will be at or below industry averages, and operating costs will feature a minimum of personnel needed to run the system and a low parasitic load.  The combination of these factors give us advantages over  traditional technologies such as incinerators or mass burners, which make up the majority of current waste to energy facilities and which are falling out of favor in most developed countries due to their inefficiencies and high greenhouse gas emissions.

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

We are unable to predict if the market will determine that our Thermal Gasifiers™ have competitive advantages in any or all of the categories described above.  Additionally, new developments by our competitors in gasification or competing technologies could adversely affect our perceived competitive advantages and anticipated competitive position.

******

Our intention is to promote the modular, scalable, fuel adaptable and clean emission attributes of our third generation Thermal Gasifier™   to compete for energy-from-waste business in the smaller-scale commercial and municipal markets with competitors who use other technologies and gasification technology.  The Company’s target market includes operations requiring between one megawatt to three megawatts of power and wanting to process approximately 20 to 30 tons of waste stream feedstock per megawatt of power required.

As the Company looks to re-enter the market place we recognize that our competitors may have significant advantages. Most of our competitors are more established than us, while we are positioning ourselves to re-enter the market, and most of them have greater market recognition than we do. Most of our competitors have financial and marketing resources far greater than those available to us, and some will have greater application for large waste streams, such as municipal waste from large cities.

******

We expect that in industries with high energy demands, such as specialty gas plants, chemical manufacturing or refineries, we will compete with the local utilities, which provide traditional electrical power in addition to alternate power sources such as solar or wind power.

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

******

During 2010, we did not have any customers for our Thermal Gasifier™ business. We are currently seeking to enter into letters of intent with potential customers, but do not have any letters of intents or contracts to provide Thermal Gasifiers™ to any users.

In order to obtain contracts or to perform contracts for Thermal Gasifier projects which we may receive in the future, the Company will likely require significant capital infusion or project financing. In some cases, customers may provide funding; however we cannot predict the extent that they will, if at all. If customers do not provide the necessary funding, the Company will have to pursue outside capital resources on a project-by-project basis. In the recent past, the Company has only raised funds from related party sources, and we do not have any indication that any needed funding, either in the form of equity or debt financing, will be available to us from those sources or from outside sources in the future. If we need funding to enter into or perform under any contracts that may be available to us in the future and are unable to obtain it, we may be unable to enter into the contracts, or be unable to meet our performance obligations under contracts that we enter into. This would significantly impede our efforts to re-enter the market and would have a material adverse effect on our business prospects.

Item 2. Properties, page 16

4. Comment.

We note your response to comment 20 in our letter dated June 2, 2011. Please disclose under this heading that the deed of trust is in the amount of $800,000. Please also provide a clear statement under the heading “Management’s Plans” on page 20 as to whether the $1,348,000 in cash that you expect to receive from the sale of your industrial site is net of liens and other encumbrances and whether you are making any assumptions in this regard.

Response.

Background.

For background purposes, below are the factual details about the current status of the liens that were disclosed in the Company’s previous filings:

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

Deed of Trust

On June 29, 2011 Alternate Energy executed and delivered to Vista a Release of Lien releasing the deed of trust.  The Release of Lien was subsequently recorded in the records of Warren County, Texas removing the lien from the property.  The deed of trust should have been released when Vista terminated its relationship with Alternate Power on June 1, 2005 (which was disclosed by Vista in its Current Report on Form 8-K filed on June 8, 2005).  The existence of the deed of trust recently came to the fore following Vista’s entry into its agreement to sell the Hutchins, Texas property on February 14, 2011.

Vista had no contact with Alternate Power (which subsequently ceased to exist) or its principal, Steven Cantor after Vista terminated its relationship with Alternate Power in June 2005.  After a certain amount of effort, Vista made contact with Steven Cantor who agreed to fix the error by signing and delivering the Release of Lien to Vista for no consideration.

Mechanics Lien

There is an $86,000 mechanics lien filed against the Hutchins, Texas property relating to services provided by the contractor between October 2007 and April 2008.  This lien was set to expire by operation of law on August 2, 2011 if not renewed by the contractor.  If it has been renewed, the obligation underlying the lien will be paid at the time of the closing of the sale of its Hutchins, Texas property.  If the mechanics lien is not renewed, the lien will have expired by operation of law and will not be a lien on the property or an impediment to the closing.  Vista has been advised that it takes approximately two weeks for a filing in the county records to be entered.  Accordingly, Vista will not know until approximately August 16th if the lien was in fact renewed or whether it is expired and no longer a lien on the property.

Proposed Disclosure.

Vista proposes to revise the disclosure about the deed of trust and the mechanic’s lien under Item 2 Property in response to Comment 4 in the Staff’s letter to update the disclosure and to address the Staff’s comment as to whether the cash Vista expects to receive at the closing will be net of liens and other encumbrances, as follows.  The highlighted language indicates the specific proposed revised disclosure.  The Company plans to make consistent disclosure revisions under Item 1 Business, Item 6 Management Discussion and Analysis of Financial Condition and Results of Operations under the subheading “Management Plans”, and elsewhere where appropriate:

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

As a result of management’s efforts with Colliers International, the Company entered into a Purchase and Sale Agreement with Brown-Lewisville Railroad Family First Limited Partnership in February 2011, to sell all of the approximate 27 acre industrial site for approximately $1,348,000 in cash (subject to an $86,000 reduction if we have to pay off an $86,000 mechanics lien as described in more detail in this section below).

******

A Mechanic’s lien was filed by a contractor for approximately $86,000 for services provided October, 2007 through April, 2008.  The liability for this is included in accounts payable and accrued liabilities in the consolidated balance sheets.  This lien was set to expire by operation of law on August 2, 2011 if not renewed by the contractor.  The Company has been advised that there is a time lag in the posting of recordings in the Warren County records, and accordingly, the Company is unaware at this time if the Mechanic’s lien has expired or has been renewed. If it is renewed, the obligation underlying the lien will be paid at time that we close our pending sale of our Hutchins Texas land and facility. In that event, we will receive approximately $1,262,000 in sale proceeds, net of liens and encumbrances.  If it is not renewed, the lien will have expired and will not be a lien on the property or an impediment to the closing.

There was also a Deed of Trust encumbering the property which was filed in April 2002 by Alternate Power, Inc. This encumbrance should have been removed when the business relationship with Alternate Power was terminated in June 1, 2005.  Inadvertently, however, it was not removed.  On June 29, 2011 Alternate Power released this lien without consideration, and a lien release was recorded to remove this encumbrance. Accordingly, this deed of trust is no longer a lien on the property.

The Company had no liability or obligations to Alternate Power during or after the periods presented in the Company’s financial statement in this report, and no liability or obligation to Alternate Power is reflected in the Company’s financial statements.

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

Transactions with related persons, promoters and certain control persons, page 30

5. Comment.

We note your response to comment 28 in our letter dated June 2, 2011. Please disclose whether Mr. Strain received consideration in exchange for his waiver of default on the outstanding notes owned by him. In addition, as previously requested, please file or incorporate by reference as exhibits to your Form 10-K the agreements underlying the transactions with Messrs. Ruddy and Strain.

Response.

The disclosure will be revised to indicate that Mr. Strain did not receive consideration in exchange for his waiver.  Additionally, the disclosure will be updated to disclose that Mr. Strain extended the waiver without consideration until the earlier of the closing of the sale of the Hutchins, Texas property or August 31, 2011.

The agreements underlying the transactions with Messrs Ruddy and Strain were filed with, or incorporated by reference in the Company’s Amended and Annual Reporting for the Year Ended December 31, 2010 on Form 10-K/A amendment No. 2.  The exhibits are as follows:

10.4	Investment Agreement dated August 3, 2009 between Vista International Technologies, Inc. and Timothy Ruddy

10.5	Security Agreement dated August 3, 2009 by and between Vista International Technologies, Inc. and Timothy Ruddy

10.6	Promissory Note (Line of Credit) dated August 11, 2009 by and between Vista International Technologies, Inc. and Richard Strain

10.7	Security Agreement dated August 11, 2009 by and between Vista International Technologies, Inc. and Richard Strain

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

10.8	Promissory Note dated April 4, 2007 by and between Nathaniel Energy Corporation and Richard Strain

10.9	Security Agreement dated April 4, 2007 by and between Nathaniel Energy Corporation and Richard Strain

10.10	Promissory Note dated April 16, 2007 by and between Nathaniel Energy Corporation and Richard Strain

10.11	Security Agreement dated April 16, 2007 by and between Nathaniel Energy Corporation and Richard Strain

10.12	Promissory Note dated May 31, 2007 by and between Nathaniel Energy Corporation and Richard Strain

10.13	Security Agreement dated May 31, 2007 by and between Nathaniel Energy Corporation and Richard Strain

The Company proposes to incorporate these exhibits by reference in its Form 10-K/A Amendment No. 3 as well.

Changes in Internal Control over Financial Reporting, page 26

6. Comment.

We note your statement that “[t]here were no significant changes in [y]our internal control over financial reporting during the year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, [y]our internal control over financial reporting.” Please state clearly whether there were any changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also comply with this comment in your future Forms 10-Q.

Response.

The disclosure will be revised to comply with the comments.  The Company will comply with this comment in future forms 10-Q.

Reducing the carbon footprint, one step at a time.

88 Inverness Cir East Unit N-103  Englewood, CO 80112
Phone 303-690-8300  • EFax 303-468-8800    •  www.viti.us

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
August 3, 2011

Please contact our counsel, Gavin C. Grusd, Esq., Certilman Balin Adler & Hyman, LLP, 90 Merrick Avenue, East Meadow, NY 11554, telephone number (516) 296-7071, fax number (516) 296-7111, e-mail ggrusd@certilmanbalin.com, or me at (303) 690-8300, e-mail, bripps@vvit.us , should you have any questions or require further information.

Sincerely,

/s/Bradley A. Ripps
Bradley A. Ripps
Interim Chief Executive Officer

cc:  Gavin C. Grusd, Esq.